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                                                                       EXHIBIT 5

INTERNATIONAL URANIUM CORPORATION


SUPPLEMENTAL MAILING LIST RETURN CARD
(NATIONAL POLICY NO. 41)


The undersigned certifies that he/she is the owner of securities (other than debt instruments) of INTERNATIONAL URANIUM CORPORATION (the "Corporation") and requests that he/she be placed on the Corporation's Supplemental Mailing List in respect of its interim financial statements.



NAME OF SHAREHOLDER:
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                                              (Please Print)

ADDRESS:
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SIGNATURE:
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DATE:
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NOTE:    IF YOU WISH TO BE INCLUDED IN THE CORPORATION'S SUPPLEMENTAL MAILING
         LIST IN ORDER TO RECEIVE ITS INTERIM FINANCIAL STATEMENTS, PLEASE COMPLETE AND RETURN THIS CARD TO:


                      COMPUTERSHARE INVESTOR SERVICES INC.
                          4TH FLOOR, 510 BURRARD STREET
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 3B9


         OR YOU MAY RETURN THIS CARD ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE. AS THE SUPPLEMENTAL MAILING LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED ANNUALLY IN ORDER TO REMAIN ON THE LIST.